FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 March 2014

HSBC HOLDINGS PLC
Cancellation of Listing of Subordinated Note

HSBC Capital Funding (Euro 2) L.P.
(the 'Limited Partnership')

Cancellation of Listing of Non-cumulative Step-up
Perpetual Preferred Securities

Application has been made under Listing Rule 5.2.8R to cancel the listing of the Fixed/Floating Rate Subordinated Note due 2043 (ISIN: XS0178900006) (the 'Note') issued by HSBC Holdings plc and listed on the London Stock Exchange, with effect from 28 April 2014. The principal amount of the Note was redeemed in full on 24 March 2014, together with interest accrued to that date.

Application will be made to cancel the listing of the Non-cumulative Step-up Perpetual Preferred Securities (ISIN: XS0178404793 and Common code: 017840479) (the "Preferred Securities") issued by the Limited Partnership and listed on the Luxembourg Stock Exchange. The principal amount of the Preferred Securities was redeemed in full on 24 March 2014, together with interest accrued to that date.

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. With assets of US$2,671bn at 31 December 2013, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 24 March 2014